EuroDry Ltd. Announces Results of Its 2026 Annual General Meeting of Shareholders

Athens, Greece – July 24, 2026 - EuroDry Ltd. (NASDAQ: EDRY), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today the official results of its Annual General Meeting of Shareholders held at the offices of Seward & Kissel LLP, 1901 L Street NW, Suite 700, Washington, DC 20036, on Thursday, July 23, 2026 at 11:30 a.m. The following proposals were approved by the Company’s shareholders:

1.	Mr. Aristides J. Pittas, Mr. Anastasios Aslidis, and Mr. Aristides P. Pittas were re-elected as Class C Directors to serve for a term of three years until the Company’s 2029 Annual Meeting of Shareholders ("Proposal One"); and

2.	Deloitte Certified Public Accountants, S.A. was approved as the Company's independent auditors for the fiscal year ending December 31, 2026 ("Proposal Two").

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters.

The Company has a fleet of 11 vessels, including 3 Panamax drybulk carriers, 5 Ultramax drybulk carriers, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 12 drybulk carriers have a total cargo capacity of 766,420 dwt.  After the delivery of two Ultramax vessels in 2027 and the delivery of the two Kamsarmax vessels in 2028, the Company’s fleet will consist of 15 vessels with a total carrying capacity of 1,050,420 dwt.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel.(212) 661-7566 E-mail: eurodry@capitallink.com